                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                                 (AMENDMENT 1)*



                             INSIGNIA SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45765Y105
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 45765Y105                13G                  Page  2  of  4 Pages
                                                              ---    ---
  -------------------------------------------------------------------------
    1.   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Lloyd I Miller, III                ###-##-####
  -------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [  ]
                                                                (b) [  ]
  -------------------------------------------------------------------------
    3.   SEC USE ONLY

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    4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
  -------------------------------------------------------------------------
              5.  SOLE VOTING POWER
  NUMBER OF       338,900
   SHARES     -------------------------------------------------------------
 BENEFICIALLY 6.  SHARED VOTING POWER
  OWNED BY        215,510
    EACH      -------------------------------------------------------------
  REPORTING   7.  SOLE DISPOSITIVE POWER
   PERSON         338,900
    WITH      -------------------------------------------------------------
              8.  SHARED DISPOSITIVE POWER
                  215,510
  -------------------------------------------------------------------------
    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         554,410
  -------------------------------------------------------------------------
    10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
  -------------------------------------------------------------------------
    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.9%
  -------------------------------------------------------------------------
    12.  TYPE OF REPORTING PERSON*
         IN-OO**
  -------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               ** SEE ITEM 4.

Item 1(a).    Name of Issuer:                                                       Insignia Systems, Inc.

Item 1(b).    Address of Issuers's Principal Executive Offices:                     5025 Cheshire Lane North
                                                                                    Plymouth, Minnesota 55446

Item 2(a).    Name of Person Filing:                                                Lloyd I. Miller, III

Item 2(b).    Address of Principal Business Office or, if None, Residence:          4550 Gordon Drive
                                                                                    Naples, Florida 34102

Item 2(c).    Citizenship:                                                          U.S.A.

Item 2(d).    Title of Class of Securities:                                         Common Stock

Item 2(e).    CUSIP Number:                                                         45765Y105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: Miller shares dispositive and voting power on 215,510 shares of the reported securities as an advisor to the trustee of certain family trusts. Miller has sole dispositive and voting power on 338,900 of the reported securities (i) as the manager of a limited liability company that is the general partner of certain limited partnerships, and (ii) as trustee for certain trusts.

              (a)   554,410

              (b)   5.9%

              (c)   (i) sole voting power:              338,900

                    (ii) shared voting power:           215,510

                    (iii) sole dispositive power:       338,900

                    (iv) shared dispositive power:      215,510

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:     Not Applicable

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
              Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              Not Applicable

Item 9.       NOTICE OF DISSOLUTION OF GROUP:
              Not Applicable

Item 10.      CERTIFICATION:
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                                    SIGNATURE
                                    ---------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 2/14/00
                                                /s/ Lloyd I. Miller, III
                                             ---------------------------------
                                             Lloyd I. Miller, III